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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No.  NA  )


                                Informedics, Inc.
                     ------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ---------------------------
                         (Title of Class of Securities)

                                   45677P101
                              ----------------------
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1)    Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
      Persons.

          Jeff A. Einfalt      ###-##-####

2)    Check the Appropriate Box if a Member of a Group: (See Instructions)

          (a) _______
          (b) _______
          Not Applicable

3)    SEC Use Only.

4)    Citizenship or Place of Organization.

          State of Nebraska


      Number of Shares Beneficially Owned by Each Reporting Person With:

5)    Sole Voting Power             179,834
6)    Shared Voting Power              None
7)    Sole Dispositive Power        179,834
8)    Shared Dispositive Power         None

9)    Aggregate Amount Beneficially Owned by Each Reporting Person:

          179,834

10)   Check if the Aggregate Amount in Row (9) Excludes Certain Shares.

          Not Applicable.

11)   Percent of Class Represented by Amount in Row 9.

          6.73%

12)   Type of Reporting Person.
                                   IN

Item 1 (a). Name of Issuer:  Informedics, Inc.

Item 1 (b). Address of Issuer's Principal Executive Offices:

           4000 Kruse Way Place, Building 3, Suite 300
           Lake Oswego, OR  97035

Item 2 (a). Name of Person Filing:    Jeff A. Einfalt

Item 2 (b). Address of Principal Business Office or, if None, Residence:

            5001 Vine Street #319
            Lincoln, NE  68504

Item 2 (c). Citizenship:   United States-Nebraska

Item 2 (d). Title of Class of Securities:   Common Stock

Item 2 (e). CUSIP No.:  45677P101

Item 3.   If  this  statement is  filed pursuant to Rules 13d-1(b), or 13d-2(b),
          check whether the person filing is a:   Not Applicable

       (a) [ ]  Broker or Dealer registered under Section 15 of the Act

       (b) [ ]  Bank as of defined in Section 3(a)(6) of the Act

       (c) [ ]  Insurance Company as defined in Section 3(a)(19) of the Act

       (d) [ ] Investment Company registered under Section 8 of the Investment Company Act

       (e) [ ] Investment Advisor registered under Section 203 of the Investment Advisors Act of 1940

       (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 240.13d-1(b)(1)(ii)(F)

       (g) [ ]  Parent Holding Company, in accordance with 204.13d-1(b)(1)(ii)

       (h) [ ]  Group, in accordance with 240.13d-1(b)(1)(ii)(H)

Item 4.   Ownership.

          If the percent of the class owned, as of December 31 of the Year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.
          (a)  Amount of Beneficially Owned:                             179,834
          (b)  Percent of Class:                                           6.73%
          (c)  Number of shares as to which person has:
               (i)   sole power to vote or to direct the vote:           179,834
               (ii)  shared power to vote or to direct the vote:           None
               (iii) sole power to dispose or to direct the
                     disposition of:                                     179,834
               (iv)  shared power to dispose or to direct the
                     disposition of:                                       None

Item 5.   Ownership of Five Percent (5%) or Less of a Class.

          Not Applicable.

Item 6.   Ownership of more than Five Percent(5%) on behalf of another person.

          Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not Applicable.

Item 8.   Identification and Classification of Member of the Group.

          Not Applicable.

Item 9.   Notice of Dissolution of Group.

          Not Applicable.

Item 10.  Certification and Signature.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Date  8/18/98                                      /s/Jeff A. Einfalt
                                                         Signature